BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Holdings (As of September 30, 2018)

Quantity	Description	Ticker	Value	Percent
40.000	BERKSHIRE HATHAWAY INC. CLASS	BRKA	12,800,004.00	31.63%
9,000.000	FEDEX CORPORATION	FDX	2,167,110.00	5.36%
29,000.000	CARMAX, INC.	KMX	2,165,430.00	5.35%
9,000.000	ALLIANCE DATA SYSTEMS CORP.	ADS	2,125,440.00	5.25%
2,700.000	AUTOZONE, INC.	AZO	2,094,390.00	5.18%
47,000.000	BROOKFIELD ASSET MANAGEMENT	BAM	2,092,910.00	5.17%
110,000.000	HANESBRANDS INC.	HBI	2,027,300.00	5.01%
62,000.000	LKQ CORPORATION	LKQ	1,963,540.00	4.85%
24,000.000	SPECTRUM BRANDS HOLDINGS, INC.	SPB	1,793,280.00	4.43%
12,000.000	CIMPRESS N.V. (NETHERLANDS)	CMPR	1,639,320.00	4.05%
30,000.000	WELLS FARGO & CO.	WFC	1,576,800.00	3.90%
40,000.000	SUNCOR ENERGY INC. (CANADA)	SU	1,547,600.00	3.82%
13,000.000	INGREDION INCORPORATED	INGR	1,364,480.00	3.37%
16,000.000	QUALCOMM INCORPORATED	QCOM	1,152,480.00	2.85%
26,000.000	AUTONATION, INC.	AN	1,080,300.00	2.67%
10,000.000	AMERICAN EXPRESS COMPANY	AXP	1,064,900.00	2.63%
24,000.000	NASPERS LTD.	NPSNY	1,026,960.00	2.54%
81,000.000	GENERAL ELECTRIC COMPANY	GE	914,490.00	2.26%
6,000.000	INTERNATIONAL BUSINESS MACHINES	IBM	907,260.00	2.24%
550,740.000			41,503,994.00	102.57%
	CASH & MISCELLANEOUS		-1,038,028.02	-2.57%
	NET ASSETS		40,465,965.98	100.00%

Performance

Average Annual Total Returns (%) As of 9/30/18

	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	8.49%	13.08%	9.84%	8.85%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.